UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Primus Telecommunications Group, Incorporated
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

741929301
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

492,489

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

492,489

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

492,489

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

53,005

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

53,005

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

53,005

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

81,833

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

81,833

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

81,833

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

12.TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

627,327

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

627,327

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

627,327

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

627,327

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

627,327

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

627,327

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

12.TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of the common stock, having $.001 par value per share (the "Common Stock"), of Primus Telecommunications Group, Incorporated (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2009 and amends and supplements the Schedule 13G filed on September 18, 2009 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Burlingame Equity Investors, LP (“Onshore Fund”).

-	Burlingame Equity Investors II, LP (the “Onshore Fund II”).

-	Burlingame Equity Investors (Offshore) Ltd. (“Offshore Fund”).

-	Burlingame Asset Management, LLC (“BAM”).

-	Blair E. Sanford (“Mr. Sanford”).

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:

(i) The Onshore Fund individually beneficially owns 492,489 shares of Common Stock, consisting of: (A) 398,807 shares of Common Stock and (B) warrants exercisable for 93,682 shares of Common Stock.

(ii) The Onshore Fund II Fund individually beneficially owns 53,005 shares of Common Stock, consisting of: (A) 42,922 shares of Common Stock and (B) warrants exercisable for 10,083 shares of Common Stock.

(iii) The Offshore Fund individually beneficially owns 81,833 shares of Common Stock, consisting of: (A) 66,266 shares of Common Stock and (B) warrants exercisable for 15,567 shares of Common Stock.

(iv) BAM, as the general partner of the Onshore Fund and Onshore Fund II Fund, and the investment manager of the Offshore Fund, may be deemed to beneficially own the 627,327 shares of Common Stock beneficially owned by them.

(v) Mr. Sanford may be deemed to be the beneficial owner of the 627,327 shares of Common Stock beneficially owned by BAM.

(vi) Collectively, the Reporting Persons beneficially own 627,327 shares of Common Stock.

(b)	Percent of Class:

(i) The Onshore Fund’s individual beneficial ownership of 492,489 shares of Common Stock represents 5.1% of all of the outstanding shares of Common Stock.

(ii) The Onshore Fund II Fund’s individual beneficial ownership of 53,005 shares of Common Stock represents 0.6% of all of the outstanding shares of Common Stock.

(iii) The Offshore Fund’s individual beneficial ownership of 81,833 shares of Common Stock represents 0.9% of all of the outstanding shares of Common Stock.

(iv) BAM’s and Mr. Sanford’s beneficial ownership of 627,327 shares of Common Stock represents 6.5% of all of the outstanding shares of Common Stock.

(v) Collectively, the Reporting Persons’ beneficial ownership of 627,327 shares of Common Stock represents 6.5% of all of the outstanding shares of Common Stock.

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 492,489 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 53,005 shares of Common Stock individually beneficially owned by the Onshore Fund II Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 81,833 shares of Common Stock individually beneficially owned by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 492,489 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 53,005 shares of Common Stock individually beneficially owned by the Onshore Fund II Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 81,833 shares of Common Stock held individually beneficially owned the Offshore Fund.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 12, 2010

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
              Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By: /s/ Blair E. Sanford
  Blair E. Sanford,Director

BURLINGAME ASSET MANAGEMENT, LLC

By: /s/ Blair E. Sanford
  Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
    Blair E. Sanford